================================================================================


                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                        Form 20-F X             Form 40-F
                                 ---                     ---

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                        Yes                     No X
                           ---                    ---

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                        Yes                     No X
                           ---                    ---

 Indicate by check mark whether by furnishing the information contained in this
     Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                        Yes                     No X
                           ---                    ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---


================================================================================

             ENDESA First Half 2003 Consolidated Results;
    Net Income Was Euro 876 Million, a 4.7% Increase over the Same
                            Period Of 2002

    NEW YORK--(BUSINESS WIRE)--July 30, 2003--ENDESA (NYSE: ELE)--

    -- Cash flow amounted to Euro 1,842 million in the first half 2003, a 15.5% increase over the same period in 2002.

    -- Ordinary income was Euro 1,139 million in the first half of 2003, with an increase of Euro 1,115 million against the same period in 2002, when amounted to Euro 24 million.

    -- This change shows a positive operative evolution of the Company together with the important improvement in the quality of the results.

    -- Operating income amounted to Euro 1,642 million in the first six months of 2003, increasing 3.5% versus the same period in 2002.

    -- Operating income of the domestic electricity business amounted to Euro 891 million, an 18.2% increase vis-a-vis the first half of 2002. This reflects the high competitiveness of ENDESA's generation mix even in strong hydro recovery scenarios, like the current one.

    -- ENDESA's debt amounted to Euro 18,019 million as of June 30th 2003, representing a Euro 4,728 million decrease in absolute terms and 20.8% in relative terms over the debt reported in December 2002 driving to a remarkable strengthen of ENDESA's balance sheet.

    -- This debt reduction allowed an important decrease in the leverage ratio that on June 30th 2003 was 127% compared to 203% at year-end 2002.

    -- In the first half of 2003 ENDESA completed the construction of Tarragona 400 MW combined cycle as well as Son Reus 70 MW gas turbine that concludes the 226 MW combined cycle in the Balearic Islands. Likewise, 49 MW of new capacity have been added to Granadilla (Canary Islands) power plant, 12 MW in Ceuta and Melilla, 74 MW in new wind farms and 16 MW in biomass recycling facilities.

    -- Demand in the peninsular markets supplied by ENDESA increased by 7.1% in the first half of 2003 over the same period of 2002. In the extra-peninsular markets of ENDESA, the demand increased by 8.4% in the same period.

    -- Operating income for the electricity business in European countries other than Spain amounted to Euro 160 million, a 50.9% increase against the first half 2002. This result mainly corresponds to the activity carried out by ENDESA Italia that continues to overperform its business plan.

    -- Operating income for the Latin American electricity business amounted to Euro 579 million, an 18.2% decrease against first half 2002 mainly due to the strength of the Euro.

    -- However, in local currency terms, operating income for the Latin American electricity business increased by 20.3% while in US dollar grew by 0.6%, reflecting the effect of the first symptoms of economic recovery in the region.

    -- Auna and Smartcom experienced a positive evolution in the first half of 2003, representing a Euro 69 million improvement in the equity income contribution over the same period of 2002.

    -- The asset sale in Latin America, ENERSIS's capital increase and the debt refinancing in ENERSIS and Endesa of Chile mean that the ENERSIS's strengthening plan is almost completed at the end of the first half of 2003.

    -- Regarding ENERSIS's capital increase, is important to highlight that the subscriptions by shareholders other than ENDESA amounted to Euro 580 million, reflecting the support of the minority shareholders to the corporate project that ENERSIS is implementing in Latin America.

    -- Capital expenditures in electric facilities in Spain amounted to Euro 477 million in the first half of 2003, a 45.4% increase versus the same period of 2002.

    -- This increase has been compatible with a 27.3% reduction on total investments, in line with the 2002 - 2006 Strategic Plan of ENDESA.

    -- ENDESA has exercised the call option to buy a 3% of AUNA from SCH. The payment for this transaction will take place in January 2004 for a total amount of Euro 260 million.

    ENDESA's (NYSE: ELE) net income for the first half 2003 was Euro 876 million and earnings per share were Euro 0.83. In both cases, first half 2003 results are 4.7% higher than the same period 2002.
    In homogeneous terms, that is, disregarding the effect of capital gains and extraordinary provisions effects in both periods, net income and earnings per share in the first half 2003 increased by 145.4% over the same period in 2002.
    First half 2003 cash flow amounted to Euro 1,842 million, a 15.5% increase against the first half of 2002.
    Ordinary income was Euro 1,139 million in the first half of 2003, with an increase of Euro 1,115 million over the same period in 2002, when amounted to Euro 24 million. This change shows a positive operative evolution of the Company together with the important improvement in the quality of the results.
    Operating income amounted to Euro 1,642 million, increasing 3.5% with respect to the first six months of 2002.
    This increase was mainly based on the positive evolution of the operating income both in the domestic and the rest of European electricity business.
    Operating income of the domestic electricity business amounted to Euro 891 million, an 18.2% increase over the same period of 2002, despite it did not include the result from the transmission network sold to Red Electrica de Espana, S.A (REE) effective January 1st 2003.
    This increase, obtained in a better hydro scenario, confirms ENDESA's domestic electricity business capacity to keep an stable path of growth under any hydro conditions.
    Operating income of the electricity business from European countries other than Spain amounted to Euro 160 million, a 50.9% rise vis-a-vis the same period of 2002.
    Regarding the Latin America electricity business, operating income amounted to Euro 579 million in the first half 2003, Euro 129 million lower than first half 2002. This amount represents an 18.2% decrease and is mainly due to the local currencies devaluation between the first half 2002 and the same period in 2003.
    On the other hand, in local currency terms, operating income of the Latin America electricity business increased by 20.3% while in US dollar terms grew by 0.6%.
    This growth shows the positive operating performance of the Latin American business as well as the effect of the first symptoms of economic recovery in the region.
    ENDESA debt decreased by Euro 5,415 million or a 23% between June 30th 2002 and June 30th 2003. If compared with December 31st 2002, debt decreased by Euro 4,728 million equivalent to a 20.8% decline.
    This substantial decrease, together with a sustained average cost of debt at a similar level as the first half 2002, enabled an 8.3% decrease in net financial expenses.
    Debt reduction allowed a sharp decrease in the leverage ratio that on June 30th 2003 was 127% compared to 203% at year-end 2002.
    Financial results improved by Euro 971 million. This positive evolution is mainly a consequence of lower foreign exchange differences that amounted to a Euro 169 million net gain, against a Euro 710 million loss in the first half 2002.
    On the other hand, it is important to point out the significant improvement in AUNA's and Smartcom's results, meaning for ENDESA a Euro 69 million increase in the equity income contribution from these stockholdings, compared to the same period in 2002.
    ENDESA has exercised the call option to buy a 3% of AUNA from SCH. The payment for this transaction will take place in January 2004 for a total amount of Euro 260 million. The exercise of such option rescinds the put option hold by SCH for the same amount of shares and the same price.
    Finally, in the first half 2003 extraordinary provisions were allocated to cover different contingencies for an amount of Euro 290 million.

    1 Main transactions of the first half 2003

    In the first half 2003, ENDESA continued the implementation of the asset sale plan included in the Strategic Plan 2002-2006.
    Basically, the assets sold in the period were the mainland transmission network and certain real estate assets both agreed in 2002, together with the stake in REPSOL and the 7% in Red Electrica de Espana. These transactions delivered Euro 702 million in gross capital gains.
    Moreover, in the first half 2003 ENERSIS Group completed the sale in Chile of Rio Maipo distribution company, Canutillar hydro power plant, the transmission assets of the Norte Grande interconnected system and its stake in Infraestructura 2000, for an aggregate amount of US dollar 384 million. Should the Euro 220 million debt of the divested companies be considered, asset sale would have amounted to Euro 604 million.
    ENDESA's first half 2003 net earnings do not include any positive effect of these transactions since goodwill has been amortized for the amount corresponding to ENDESA from ENERSIS's capital gains.
    Among the financial transactions carried on in Spain in the first half of 2003, is important to point out the Euro 1,500 million Preferred Securities issue by ENDESA Capital Finance LLC and the subscription of ENERSIS' capital increase by shareholders other than ENDESA for an amount of Euro 580 million, which significantly contributed to the debt reduction above mentioned.
    Additionally, in the first half 2003 ENDESA made several long-term financial transactions that, besides extending the average term of debt, increased ENDESA's liquidity in Spain. On June 30th 2003, liquidity amounted to Euro 5,005 million, more than covering the debt maturing in the next 2 years and a half.
    Out of this amount, Euro 2,639 million correspond to available lines of credit and Euro 2,366 million to cash.
    With regard to the main transactions carried out in Latin America, is worthwhile to highlight ENERSIS's capital increase and the Euro 580 million subscription by shareholders other than ENDESA. As with the Preferred Securities, this transaction increased the balance of the minorities shareholders in the balance sheet and decreased the amount of debt, leading to a remarkable improvement on the financial structure of ENDESA.
    Moreover, ENERSIS closed the refinancing of its bank debt for an amount of US$ 2,330 million, extending its maturity until the end of 2008. On June 30th ENERSIS liquidity amounted to Euro 966 million.
    It's important to mention that as a consequence of these and other transactions carried out in Latin America, the Financial Strengthening Plan of ENERSIS has been virtually completed in the first half of 2003.
    Total investment for the period amounted to Euro 961 million, a 27.3% decrease over the first half of 2002.
    This reduction has been compatible with an important investment effort in electric facilities in Spain that amounted to Euro 477 million, a 45.4% increase over the first six months of 2002.
    This evolution on total investments and capital expenditures in the electricity business in Spain is in line with the 2002 - 2006 Strategic Plan of ENDESA.

    2 Change in consolidated perimeter

    The main changes in the consolidated perimeter in the first half of 2003 are the following:

    -- As a consequence of the sale of ENERSIS' stake in Rio Maipo, this company is no longer globally consolidated in ENDESA's accounts in the first half 2003.

    -- Additionally, as a consequence of the sale of ENDESA's stake in REPSOL, its consolidation by equity method has also been discontinued in the first half 2003.

    -- Finally, since January first 2003 ENDESA Gas is no longer included in ENDESA Diversificacion and started reporting to ENDESA Red. For this reason, the results of the gas distribution and supply activities have been included in the domestic electricity business, instead of under "other business" as was reported in the first half 2002.

    3 Analysis of Results.

    The table below shows the main magnitudes of ENDESA's consolidated profit and loss account for the first half 2003 and their comparison against the same period in 2002.


Main magnitudes of ENDESA's profit and loss account
(Euro million)
----------------------------------------------------------------------
                                                 1H-03   1H-02 % Chge.
----------------------------------------------------------------------
Revenues                                          7,762  8,221   -5.6
----------------------------------------------------------------------
EBITDA                                            2,458  2,460   -0.1
----------------------------------------------------------------------
Operating Income                                  1,642  1,587    3.5
----------------------------------------------------------------------
Ordinary Income                                   1,139     24    N/A
----------------------------------------------------------------------
Net Income                                          876    837    4.7
----------------------------------------------------------------------
Cash flow                                         1,842  1,595   15.5
----------------------------------------------------------------------


    3.1 Operating income

    ENDESA's revenues in the first half 2003 amounted to Euro 7,762 million, a 5.6% decrease versus the first half of previous year.
    EBITDA was Euro 2.458 million, approximately the same figure than in the first half 2002.
    Operating income for the first six months of 2003 was Euro 1,642 million, an increase of 3.5% against the same period last year.
    Table below shows a breakdown of revenues, EBITDA, operating income and cash flow among the different markets and lines of business in which ENDESA operates.


                             Electricity
                  Spain         Europe    Latin America     Other
----------------------------------------------------------------------
               Euro   % on   Euro   % on   Euro   % on     Euro % on
               Million total Million total Million total Million total
----------------------------------------------------------------------
Revenues        4,966  64.0     981  12.6   1,725  22.2      90   1.2
----------------------------------------------------------------------
EBITDA          1,427  58.1     215   8.7     789  32.1      27   1.1
----------------------------------------------------------------------
Operating
 income           891  54.3     160   9.7     579  35.3      12   0.7
----------------------------------------------------------------------
Cash flow       1,013  55.0     195  10.6     611  33.2      23   1.2
----------------------------------------------------------------------


    3.1.1 Electricity business in Spain

    In the first half 2003, demand for electricity in the mainland grew by 4.6% against the same period of 2002.
    Demand in the markets supplied by ENDESA grew clearly above average in the mainland. In the first six months of 2003, demand growth in ENDESA's distribution markets in the mainland was 7.1%, while in the extra-peninsular systems was 8.4%.
    These increases clearly show that ENDESA's distribution markets are among those that usually register highest demand growth in Spain.
    Regarding electricity generation, mainland ordinary regime production increased by 3.7% in the first six months of 2003 over the same period of 2002, while special regime increased by 16.9% and net international exchanges decreased by 75.5%.
    Table below shows the structure of the generation in the mainland for both ENDESA and the whole of the industry for the first half 2002 and 2003:


Structure of electricity generation in the mainland for ENDESA and the total industry (%)
----------------------------------------------------------------------
                                            ENDESA     Total industry
----------------------------------------------------------------------
                                       1H 2003 1Q 2002 1Q 2003 1Q 2002
----------------------------------------------------------------------
Nuclear                                   34.3    36.0    31.6   32.2
----------------------------------------------------------------------
Coal                                      42.9    49.4    34.8   45.4
----------------------------------------------------------------------
Hydro                                     17.7     9.7    25.6   11.6
----------------------------------------------------------------------
Fuel-gas                                   1.6     4.4     2.5   10.3
----------------------------------------------------------------------
CCGT                                       3.5     0.5     5.5    0.5
----------------------------------------------------------------------
Total                                    100.0   100.0   100.0  100.0
----------------------------------------------------------------------


    Operating income for ENDESA's electricity business in Spain was Euro 891 million, a Euro 137 million increase in absolute and 18.2% in relative terms against the same period of 2002.
    This increase corresponds to generation including its natural hedging, that is, CTC's and supply.
    The increase in regulated margin in distribution compensated the effect of the transmission network sale in the mainland. Hence, despite this sale, distribution and transmission operating income was similar to the one obtained in the first half of 2002.
    Should the effect of the sale of transmission network be discounted, operating income would have increased by 22.0% against the same period of 2002.
    Among other considerations, this increase in the operating income reflects the high competitiveness of ENDESA's generation mix and its flexibility to adjust to any hydro conditions, resulting in a higher stability in the operating income compared to the rest of the industry.
    This higher operating income has been mainly due to the 1.65% average increase in the 2003 regulated electricity tariff, the 6.5% increase of the liberalized customer electricity prices and the Euro 59 million lower fuel costs as a consequence of better hydro conditions.
    Paragraphs below show a detailed analysis of the items comprised in the operating income of the electricity business in Spain.

    Revenues

    Revenues from the domestic electricity business amounted to Euro 4,966 million in the first half of 2003, a decrease of 4.8% against the same period of 2002.

    The table below shows a breakdown of revenues:



                                            Euro million
----------------------------------------------------------------------
                                     June 30th June 30th Change %Chge
                                         '03       '02
----------------------------------------------------------------------
Revenues                                 4,682     5,458  (776) -14.2
----------------------------------------------------------------------
CTC by technology                          129         -   129    N/A
----------------------------------------------------------------------
Tariff deficit                               -      (364)  364    N/A
----------------------------------------------------------------------
CTC coal                                    39        22    17   77,3
----------------------------------------------------------------------
Services                                   116       101    15   14.8
----------------------------------------------------------------------
TOTAL                                    4,966     5,217  (251)  -4.8
----------------------------------------------------------------------


    Sales

    Sales in the first half 2003 were Euro 4,682 million, broken down as follows:


                                          Euro million
----------------------------------------------------------------------
                                  June 30th June 30th  Change  %Chge
                                      '03       '02
----------------------------------------------------------------------
Generation, mainland                  1,341     2,023    (682)  -33.7
----------------------------------------------------------------------
Distribution and transmission,
 mainland                             1,901     2,227    (326)  -14.6
----------------------------------------------------------------------
Supply                                  667       585      82    14.0
----------------------------------------------------------------------
Trading                                 466       415      51    12.3
----------------------------------------------------------------------
Extra peninsular systems                100        97       3     3.1
----------------------------------------------------------------------
Extra peninsular compensations           53        57      (4)   -7.0
----------------------------------------------------------------------
Gas                                      88        29      59   203.4
----------------------------------------------------------------------
Other*                                   66        25      41   164.0
----------------------------------------------------------------------
TOTAL                                 4,682     5,458    (776)  -14.2
----------------------------------------------------------------------
*As a consequence of including the gas distribution business into ENDESA Red, gas revenues in 2003 includes both regulated and non-regulated revenues, while in 2002 only included non-regulated revenues.


    Generation

    ENDESA's output in the mainland sold in the wholesale market was 38,908 GWh in the first half 2003, approximately the same than in first half 2002. This represents a 42.4% market share in the ordinary regime.
    Despite approximately the same generation output than in the first half 2002, sales in the mainland were 33.7% lower as a result of a 34.7% lower pool price.
    This decrease was due to lower fuel costs of the system driven by better hydro conditions, driving the pool price down to 3.24 Euro cents per Kwh.
    Nevertheless, lower generation revenues due to the lower pool prices have been compensated by lower fuel costs as well as the natural hedging of the generation price, that is, CTC's and the supply business. Therefore, gross margin in generation, supply and CTC's increased by Euro 187 million, a 19.1% increase over the same period of 2002.

    Distribution

    ENDESA sold 39,152 GWh in the mainland in the first half 2003, a 7.1% increase over the same period of 2002. This figure represents a share of 42.4% of distribution in the mainland.
    Hence, growth in energy distributed by ENDESA in the mainland was higher than the average peninsular demand growth. This reflects that, in general terms, ENDESA distributes electricity in those peninsular markets with higher growth rates.
    Revenues from distribution in the mainland dropped by Euro 326 million. This decrease corresponded to the lower cost of energy purchases, mainly as a result of the lower pool prices.
    Should the effect of lower cost of energy purchases be disregarded, distribution sales would have increased by Euro 2 million against first half 2002, a 0.4% rise. Moreover, should the effect of the transmission network sale been discounted, gross margin in distribution would have increased by 10.1%

    Supply

    In the first six months of 2003, ENDESA sold 11,983 GWh to eligible customers, a 7.1% increase against the same period of 2002 and a 36.8% market share.
    This higher electricity sold together with a 6.5% increase in its average price, resulted in a 14% revenues increase in supply, amounting to Euro 667 million.

    Extra Peninsular Systems

    In the first half 2003 ENDESA's output in the extra peninsular systems was 5,807 GWh, 9.2% higher than in the first half of 2002.
    Demand in the extra-peninsular systems grew by 8.4%, with an increase of 7.8% and 8.7% in the Balearic and Canary market respectively.
    Current generation capacity of ENDESA is enough to cover this strong demand growth. This is due to the significant investments in new generation facilities carried out by ENDESA in the last years in the extra peninsular systems.
    Sales in these markets amounted to Euro 466 million, a 12.3% increase against the same period of 2002 driven, among other reasons, by higher demand.
    In addition to this, revenues include Euro 100 million from compensations, a Euro 3 million increase against the first half 2002.

    CTC

    As a consequence of better hydro conditions in the first half 2003 over the same period of 2002, total revenues of the industry covered the costs of the system.
    The balance has been applied to CTC's, corresponding to ENDESA Euro 129 million.
    Moreover, in the first half 2003, Euro 56 million from the tariff deficit and extra peninsular systems compensations prior to 2003 were recovered. Out of this amount, Euro 41 million decreased the balance of the tariff deficit account payable and Euro 15 million was accounted as financial income
    Is important to recall that in the first half 2002 total industry revenues did not cover all recognized costs of the system. For this reason, a shortfall in the regulated business revenues -tariff deficit- emerged. ENDESA, due to a reasonable uncertainty in its recovery, reported this shortfall as lower revenues for an amount of Euro 364 million.

    Operating costs

    Table below shows operating costs for the domestic electricity business in the first half 2003 and its comparison with the same period of 2002.


                                           Euro million
                                    June 30th June 30th Change  %Chge
                                        '03       '02
----------------------------------------------------------------------
Purchases                               2,858     3,304   (446) -13.5
----------------------------------------------------------------------
 Purchases of energy                    1,910     2,408   (498) -20.7
----------------------------------------------------------------------
 Fuel                                     696       730    (34)  -4.7
----------------------------------------------------------------------
 Transmission and other external
  expenses                                252       166     86   51.8
----------------------------------------------------------------------
Depreciation                              536       527      9    1.7
----------------------------------------------------------------------
Provisions                                 24        19      5   26.3
----------------------------------------------------------------------
Personnel                                 415       409      6    1.5
----------------------------------------------------------------------
Other Operating Costs                     350       279     71   25.5
----------------------------------------------------------------------
TOTAL                                   4,183     4,538   (355)  -7.8
----------------------------------------------------------------------


    Purchases

    In the first half 2003, purchases decreased by Euro 446 million or 13.5% against first half 2002 mainly due to the following reasons:

    -- Lower energy purchases by ENDESA's distribution and supply subsidiaries in the amount of Euro 498 million, representing a 20.7% decrease over the first half 2002. This decrease was due to the reduction in the average pool price mentioned above and despite the increase in the energy supplied to final customers.

    -- A reduction on Fuel costs that amounted to Euro 59 million as a consequence of higher hydro generation in the first three months of 2003 when compared to the same period of 2002.

    -- Reporting of Gas purchases for the regulated gas business amounting to Euro 25 million under this caption that in the first half 2002 was reported under "Other businesses". This is a consequence of the inclusion of ENDESA Gas financial information in ENDESA Red, while in 2002 it was reported in ENDESA Diversificacion.

    -- Electricity transmission costs and other costs that increased by Euro 86 million due to the sale of the transmission network.

    Personnel expenses

    On June 30th 2003 workforce of ENDESA's domestic electricity business amounted to 13,568 employees. Should the 109 employees of ENDESA Gas be disregarded since in 2002 this company was reported under "Other businesses", ENDESA's workforce would have decreased by 89 employees over December 31st 2002.
    Personnel expenses in the first half 2003 amounted to Euro 415 million, a 1.5% increase versus the same period of 2002. This increase also reflects the new way of reporting ENDESA Gas in the domestic electricity business, as mentioned above.

    Other operating expenses

    Other operating expenses amounted to Euro 350 million in the first half 2003, increasing by Euro 71 million when compared to the same period of 2002.

    This increase was due to the following reasons:

    -- Expenses related to new activities amounted to Euro 13 million. These activities are mainly related to domestic electricity business, that is, CCGT's, gas distribution and liberalized retail customer service.

    -- Higher offices lease costs of Euro 13 million. This was due to the transfer to the new headquarters in Campo de las Naciones in Madrid and to the sale of real estate assets.

    -- Tax cost increased mainly due to the public thoroughfare levy, amounting to Euro 14 million.

    -- A Euro 17 million increase on reparation and maintenance expenses, basically due to the plans set up to optimize the efficiency of the distribution network.

    -- Certain expenses materialized in advance that do not imply any change in total annual expenses; therefore, this amount will be diluted in the following quarters to be compared with the same period of 2002.

    3.1.2. European electricity business

    Operating income for the electricity business in European countries other than Spain amounted to Euro 160 million, a 50.9% increase over the first half 2002. This result mainly corresponds to the activity carried out by ENDESA Italia.
    Trading business in European markets is included in both revenues and energy purchases, delivering a balanced result.
    Operating income of ENDESA Italia amounted to Euro 165 million, a 44.7% increase over the first half of 2002. The table below shows the operating result variation of ENDESA Italia in the first half 2003 and 2002.


Euro million
----------------------------------------------------------------------
                                   1H-03      1H-02    Change  %Chge.
----------------------------------------------------------------------
Revenues                               623        541      82    15.2
----------------------------------------------------------------------
Other revenues                          35         10      25   250.0
----------------------------------------------------------------------
Energy purchases                       (42)         -     (42)    N/A
----------------------------------------------------------------------
Raw materials                         (329)      (310)    (19)    6.1
----------------------------------------------------------------------
Energy transmission                     (2)         -      (2)    N/A
----------------------------------------------------------------------
Personnel expenses                     (32)       (35)      3    -8.6
----------------------------------------------------------------------
Depreciation                           (55)       (57)      2    -3.5
----------------------------------------------------------------------
Other expenses                         (33)       (35)      2    -5.7
----------------------------------------------------------------------
Operating income                       165        114      51    44.7
----------------------------------------------------------------------


    Revenues of ENDESA Italia in the first half of 2003 increased by 15.2% over the first half 2002 as a result of a 2.3% increase in energy sales and 13% higher sales price.
    Total electricity sales in the first half 2003 was 9,310 GWh, of which 729 GWh correspond to electricity purchased from third parties representing a Euro 42 million cost. ENDESA Italia total output amounted to 8,597 GWh in the first half 2003 compared to 9,106 Gwh in the same period of 2002.
    This 509 GWh output decrease breakdowns in a 327 GWh increase in hydro generation and an 836 GWh decrease in thermal generation, enabling Euro 19 million in lower fuel costs.
    On the other hand, first half 2003 operating income includes a Euro 24 million effect of the hydro penalty cancellation effective January 1st 2003 as was approved by the Italian authorities during the second quarter of 2003.
    It is important to highlight the reduction in fixed costs in the first half 2003, both personnel and other operating costs. This decline is mainly due lower workforce that on June 30th 2003, totaled 1,115 employees, while on June 30th 2002 was 1,248 employees.
    Therefore, the evolution of ENDESA Italia during the first half of 2003 confirms that the company overperforms its business plan.

    3.1.3 Latin American electricity business

    Electricity demand strongly recovered in all the countries where ENDESA operates in the first half 2003 compared to the same period in 2002, specially in Brazil and Chile.
    This growth confirms the first symptoms of recovery from the economic situation suffered by the region during 2002 and, at the same time, reveals that the Latin America electricity business of ENDESA will experience a remarkable improvement once the recovery is confirmed.
    Table below shows the physical data of generation and distribution businesses of ENDESA's affiliates in the first half 2003 over the same period in 2002.


                      Generation (GWh)          Distribution (GWh)
----------------------------------------------------------------------
                    1H 2003     % Chge./1H      1H 2003    % Chge./1H
                                    2002                       2002
----------------------------------------------------------------------
Chile                   8,534           8.4        5,103          6.1
----------------------------------------------------------------------
Colombia                5,077          -5.5        4,517          1.3
----------------------------------------------------------------------
Argentina               4,860           7.3        6,240          2.6
----------------------------------------------------------------------
Brasil                  1,172           2.3        6,485          6.9
----------------------------------------------------------------------
Peru                    2,412           6.7        1,977          2.7
----------------------------------------------------------------------
TOTAL                  22,055           4.1       24,322          4.2
----------------------------------------------------------------------


    The 4.2% increase on the energy distributed compares with the 3.2% decrease registered in the first half of 2002 versus the first six months of 2001.
    Despite these recovery symptoms, results from Latin American business of ENDESA have been still affected by the aftermaths of the difficult economic scenario that Latin America went through in 2002, which on the other hand, were felt with mixed intensity among the different countries of the area. Particularly important were the local currencies devaluations against the Euro between the first half 2002 and the same period of 2003, ranging between 19.2% in the Peruvian Sol and 38.5% in the Brazilian Real. However, if measured in both, local currencies and in US dollar, results from Latin America reflect this improvement in the economic scenario.
    Operating income for the Latin American electricity business amounted to Euro 579 million, an 18.2% decrease against first half 2002. However, in local currency terms increased by 20.3% while in US dollar grew by 0.6%.
    Table below shows the performance of the EBITDA and operating income in Latin America broken down by activity:


                                          Euro million
----------------------------------------------------------------------
                                   EBITDA          Operating income
----------------------------------------------------------------------
                          1Q 2003 1Q 2002 % Var. 1Q 2003 1Q 2002 %Var.
----------------------------------------------------------------------
Generation                    392     460  -14.8     285    331 -13.9
----------------------------------------------------------------------
Distribution & Transmission   416     527  -21.1     316    392 -19.4
----------------------------------------------------------------------
Others (*)                    (19)    (11)   N/A     (22)   (15)  N/A
----------------------------------------------------------------------
Total                         789     976  -19.2     579    708 -18.2
----------------------------------------------------------------------
(*) 2002 includes Rio Maipo. Since this company was sold in 2003, it was not included in the 2003 operating income.



    Table below shows EBITDA and operating income of generation and distribution in the first half 2003 and the same period of 2002, broken down by country where ENDESA has fully consolidated affiliates.


Euro Million                          EBITDA         Operating income
----------------------------------------------------------------------
                               1H-03   1H-02 %Chge.  1H-03 1H-02 %Chg.
----------------------------------------------------------------------
Generation
----------------------------------------------------------------------
Chile                             147    195  -24.6    100  146 -31.5
----------------------------------------------------------------------
Colombia                           91    103  -11.7     71   71   0.0
----------------------------------------------------------------------
Brazil                             23     33  -30.3     19   26 -26.9
----------------------------------------------------------------------
Peru                               71     84  -15.5     50   63 -20.6
----------------------------------------------------------------------
Argentina                          60     45   33.3     45   25  80.0
----------------------------------------------------------------------
TOTAL Generation                  392    460  -14.8    285  331 -13.9
----------------------------------------------------------------------

----------------------------------------------------------------------
Distribution & Transmission
----------------------------------------------------------------------
Chile                              75     92  -18.5     67   82 -18.3
----------------------------------------------------------------------
Colombia                           58     76  -23.7     27   33 -18.2
----------------------------------------------------------------------
Brazil                            203    260  -21.9    170  213 -20.2
----------------------------------------------------------------------
Peru                               37     44  -15.9     24   29 -17.2
----------------------------------------------------------------------
Argentina                          43     55  -21.8     28   35 -20.0
----------------------------------------------------------------------
TOTAL Distribution &
 Transmission                     416    527  -21.1    316  392 -19.4
----------------------------------------------------------------------


    It's important to point out that in all countries the decrease in EBITDA was lower than the local currency devaluation, meaning that EBITDA increased in local currency terms in all countries were ENDESA operates.
    The remarkable performance of generation in Argentina was mainly due to electricity exports and demand recovery. However, distribution did not show the same trend since the increase in generation prices could not been passed through to the final customers.
    Likewise, income in Colombian distribution decreased by 18.2% while in generation was stable compared to the first half of 2002. This result reflects the high correlation between the electricity prices and US dollar, since Colombian peso experienced a 35.7% devaluation against Euro over the first half of 2002.
    In the rest of countries, income decreased, in general, less than local currency devaluation. However, although the pass through of 2002 currency devaluation to electricity prices is more gradual than in Colombia, it is foreseeable that an important part of the 2002 devaluations will be recovered in the future.
    Finally, the Euro 46 million decrease in operating income in generation in Chile is affected by the Euro 21 million capitalization of foreign exchanges differences, mainly due to the construction of Ralco hydro plant, accounted as operating income in the "expenses capitalized" caption. Should this effect be disregarded, operating income in generation in Chile would have decreased by 19.8%, in line with the US$ devaluation against Euro in the same period.

    3.2 Financial results

    Financial results showed a net loss of Euro 347 million in the first half 2003, this is Euro 971 million lower than the same period of 2002, broken down as follows:


                                              Euro million
----------------------------------------------------------------------
                                         1H 2003 1H 2002 Change %Chge.
----------------------------------------------------------------------
Financial expenses                           (737)  (750)   13    1.7
----------------------------------------------------------------------
Financial income                              138     97    41   42.3
----------------------------------------------------------------------
FX Differences                                169   (710)  879    N/A
----------------------------------------------------------------------
Monetary correction                            87     47    40   85.1
----------------------------------------------------------------------
Change in provisions                           (4)    (2)   (2)   N/A
----------------------------------------------------------------------
Total financial income                       (347)(1,318)  971   73.7
----------------------------------------------------------------------


    3.2.1 Debt Reduction

    In the first half 2003 ENDESA reduced its debt by Euro 4,728 million over the debt reported in December 2002. As a consequence, debt fell to Euro 18,019 million as of June 30th 2003.

    Debt reduction was the result of the following:

    --  Transactions carried out during the first half of 2003 resulted in a debt reduction of Euro 1,877 million. Items 5 and 6 below show the sources and uses of funds that resulted in such reduction.

    -- Preferred Securities issue by ENDESA Capital Finance LLC for an amount of Euro 1,500 million representing a Euro 1,388 million cash inflow.

    -- The subscriptions of ENERSIS' capital increase by shareholders other than ENDESA for an amount of Euro 580 million that increased the minority interests and reduced debt by such amount.

    -- Variation in the exchange rates against the Euro of the currencies in which the debt of the consolidated affiliates is denominated have resulted in a Euro 651 million decrease of the total consolidated debt.

    -- A Euro 232 million reduction of the debt of the companies sold during this period.

    It is important to highlight the significant improvement on leverage. Results from operations and subscriptions from shareholder other than ENDESA facilitated debt reduction and an increase in minority interests. Hence, total debt over equity and minorities ratio decreased to 128% on June 30th 2003 from 203% at year-end 2002.

    3.2.2 Net financial expenses

    Average cost of debt for the first half of 2003 was 5.2%, approximately the same as in the first six months of 2002, while average cost of debt for ENDESA, excluding ENERSIS, was 4.3%.
    Lower debt and similar average cost enabled a reduction in net financial expenses of Euro 54 million, an 8.3% decrease against the first half 2002.
    The following table shows a breakdown of debt and its average cost by line of business in the first half of 2003:


                                  June 30th/03  %Chge. over  Average
                                       Debt      Dec. 31st    cost 1H
                                                    2002       2003 %
----------------------------------------------------------------------
Domestic electricity business            6,339         -32.5     4.35
----------------------------------------------------------------------
Latin America electricity business       8,063         -16.0     6.69
----------------------------------------------------------------------
       ENERSIS                           5,474         -21.6     7.54
----------------------------------------------------------------------
       Resto                             2,589          -1.0     4.62
----------------------------------------------------------------------
European electricity business            1,625          -0.1     3.20
----------------------------------------------------------------------
Other businesses                         1,992          -6.3     4.22
----------------------------------------------------------------------
TOTAL                                   18,019         -20.8     5.18
----------------------------------------------------------------------


    3.2.3 Foreign Exchange Differences

    Net foreign exchange differences for the first half 2003 resulted in Euro 169 million net gain, mainly corresponding to a 20.8% revaluation in the Argentinean Peso against US dollar in such period.
    However, ENDESA has not reflected in net income the net positive differences generated by its subsidiaries in Argentina since, following conservative accounting procedures, an additional provision was allocated.

    3.3 Equity income

    On June 30th 2003, losses attributable to ENDESA under the equity method were Euro 14 million, a Euro 50 million improvement over the first half 2002.
    The main component of this item corresponds to the shareholdings in telecommunications affiliates.
    This positive operating performance of Auna enabled a remarkable improvement Auna's income corresponding to ENDESA, that in the first half of 2003 amounted to Euro 28 million net loss, while in the same period of 2002 amounted to Euro 82 million net loss.
    On June 30th 2003, Auna had more than 7.2 million mobile telephony customers (770,000 more than on December 30th 2002) and more than 600,000 cable customers, a 19% increase over the same period of 2002.
    Moreover, EBITDA of Chilean mobile telephone operator Smartcom amounted to Euro 10 million in the first half of 2003. Negative income corresponding to ENDESA improved to Euro 17 million in the first half 2003, from Euro 32 million in the same period 2002.
    On June 30th 2003 Smartcom had over one million customers, a 11% increase over year-end 2002 with a 16.2% market share.

    3.4 Extraordinary results

    Extraordinary results for ENDESA in the first half 2003 were Euro
646 million.

    Its main components were the following:

    -- The sale of the Spanish mainland transmission network that resulted in a Euro 514 million capital gain.

    -- The sale of certain real estate assets in Spain with a Euro 152 million capital gain.

    -- The sale of a 7% of Red Electrica de Espana that generated a Euro 44 million capital gain.

    -- Euro 8 million capital losses from the sale of the stake in REPSOL.

    --  Euro 110 million capital gains from ENERSIS's sale of Rio
        Maipo.

    Its worth noting that this transaction did not have any positive effect in ENDESA's net income since the 65% portion of ENDESA in this capital gain, amounting to Euro 71 million, was accounted in "Extraordinary Results" in order to amortize goodwill for the same amount. The balance, increased the minority shareholders account.

    -- Euro 157 million provisions to cover risks related to the domestic electricity business.

    -- Euro 133 million provisions to cover risks related to the Latin American electricity business.

    Of this amount, Euro 82 million were allocated to cover the risk arising from investments in Argentina, in addition to the Euro 145 million provisioned in 2002.
    This additional provision was a consequence of the revaluation in the Argentinean peso that enabled positive results in ENDESA's affiliates in this country. ENDESA, following conservative accounting criteria, has provisioned these positive results to maintain zero book value in the Argentinean investments as well as its share in the direct and indirect intercompany loans in Argentina.

    4 Information by Line of Business

    Table below shows the main income statement and balance sheet parameters as of June 30th 2003 by line of business:


                                              Euro Million
----------------------------------------------------------------------
                                   Revenues  Operating   Net   Fixed
                                               income   income  asset
----------------------------------------------------------------------
Generation                             1,883       448     265  8,230
----------------------------------------------------------------------
Distribution                           2,597       312     597  6,410
----------------------------------------------------------------------
Supply                                   730        31      13      8
----------------------------------------------------------------------
Latin America                          1,725       579       4  8,991
----------------------------------------------------------------------
Europe                                   981       160      27  2,398
----------------------------------------------------------------------
Other businesses                          90        12     (70)   379
----------------------------------------------------------------------
Services                                 106         5       5     57
----------------------------------------------------------------------
Corporate Structure                      239        95      35     17
----------------------------------------------------------------------


    5 Cash Flow and Investments

    Cash flow from operations amounted to Euro 1,842 million during the first half 2003, a 15.5% increase versus the same period of 2002.
    This cash flow more than covered investments which amounted to Euro 961 million, payment of the interim dividend to ENDESA's shareholder on January 2nd 2003 for an amount of Euro 280 million and to minorities in the amount of Euro 68 million as well as payment of previously provisioned commitments, such as early retirements, in the amount of Euro 260 million.
    In the first six months of 2003 the asset sales amounted to Euro 2,355 million, broken down as follows:


                                               Euro million
-----------------------------------------------------------
Mainland Transmission Network (Spain)                  957
-----------------------------------------------------------
Repsol                                                 504
-----------------------------------------------------------
Real Estate                                            385
-----------------------------------------------------------
Red Electrica de Espana                                102
-----------------------------------------------------------
Rio Maipo                                              153
-----------------------------------------------------------
Canutillar                                             156
-----------------------------------------------------------
Infraestructura 2000                                    49
-----------------------------------------------------------
Transmission Network  (Latin America)                   26
-----------------------------------------------------------
Others                                                  23
-----------------------------------------------------------
TOTAL                                                2,355
-----------------------------------------------------------


    Of this amount, Euro 535 million were cashed in 2002 and Euro 49 million corresponding to the sale of Infraestructura 2000 in Chile was due on June 30th 2003.
    As mentioned above, total investments in the first half of 2003 amounted to Euro 961 million, a 27.3% decrease over the same period of 2002 following ENDESA's 2002-2006 Strategic Plan.


                                                     Euro million
----------------------------------------------------------------------
                                                  1H-03  1H-02 %Chge.
----------------------------------------------------------------------
Capital Expenditures                                 822   749    9.8
----------------------------------------------------------------------
Intangibles                                           26    35  -25.7
----------------------------------------------------------------------
Financial                                             98   410  -76.1
----------------------------------------------------------------------
Acquisition of shares in consolidated companies       15   127  -88.2
----------------------------------------------------------------------
Total investments                                    961 1,321  -27.3
----------------------------------------------------------------------


    It is important to highlight that first half 2003 capital expenditures were approximately the same as depreciation and amortization, amounting to Euro 816 million reflecting the conservative investment profile of the company.
    The breakdown of capital expenditures by line of business is as follows:


                                   Euro million
                     Electricity business          Other      Total
                                                  businesses
---------------------------------------------------------------------
                 Spain   Latin America  Europe
---------------------------------------------------------------------
Generation           231          126       103            -     460
---------------------------------------------------------------------
Distribution         223           92         -            -     315
---------------------------------------------------------------------
Others                23            6         -           18      47
---------------------------------------------------------------------
Total                477          224       103           18     822
---------------------------------------------------------------------


    It is important to point out that following the 2002-2006 Strategic Plan, capital expenditures in the domestic business grew by 43.1% in the first half 2003 over the same period in 2002.
    This increase corresponds to 110% and 9.3% higher investments in generation and distribution respectively.
    Regarding ENDESA's asset generation portfolio, is important to highlight that in the first half of 2003 the Tarragona 400 MW combined cycle was completed, as well as Son Reus 70 MW gas turbine that concludes this 226 MW combined cycle in the Balearic Islands.
    Likewise, 49 MW of new capacity have been added to Granadilla (Canary Islands) power plant, 12 MW in Ceuta and Melilla, 74 MW in new wind farms and 16 MW in biomass recycling facilities. Additionally, ENDESA has approved the plan to transform the As Pontes (La Coruna) 1,400 MW power plant in order to burn imported coal.
    On the other hand, during the first half of 2003 ENDESA Italia continued with the implementation of the repowering plan of its thermal generation portfolio. This allowed the initiation of the testing period for the Ostiglia 800 MW power plant and the Fiume Santo 320 MW power plant.

    6 Financing activity

    Financing activity wise, in the first half of 2003 ENDESA made long-term financing transactions for an amount of Euro 2,250 million and an average life of 6.2 years.
    Moreover, ENDESA significantly strengthened its financial structure through the preferred notes issue of ENDESA Capital Finance LLC for an amount of Euro 1,500 million, resulting in an increase of the minority interests and a decrease of the net debt for the same amount.
    Liquidity of ENDESA in Spain on June 30th 2003, that is, available lines of credit and cash, amounted to Euro 5,005 million, more than covering ENDESA's debt maturing in Spain in the following two years and a half.
    In Latin America, on June 30th 2003 ENERSIS successfully closed the first subscription period of its US$ 2 billion capital increase with a 90% of such amount already subscribed. Shareholders other than ENDESA subscribed Euro 580 million.
    Moreover, ENERSIS and ENDESA of CHILE successfully closed the bank debt refinancing for an amount of US$ 2,330 million.
    As of June 30th 2003, liquidity of ENERSIS Group amounted to Euro
966 million.

    For additional information please contact Jacinto Pariente at NY Investor Relations Office, tel. 212 750 7200.

    CONTACT: ENDESA
             Jacinto Pariente, 212-750-7200

                          ENDESA S.A. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                    AS OF JUNE 30, 2003 AND DECEMBER 31, 2002
                                   (Unaudited)

                                            --------------------------------------------------------
                                                                  Euro Million
                                            --------------------------------------------------------
ASSETS                                        June 30 '03     Dec 31'02           Variation
                                            --------------------------------------------------------
Utility plant and intangible assets                  27,325       28,259        (934)         -3.31%
Financial investments                                 6,682        7,533        (851)        -11.30%
Goodwill                                              4,660        4,970        (310)         -6.24%
Deferred charges                                        755          538         217          40.33%
Current assets                                       10,082        6,876       3,206          46.63%
TOTAL                                                49,504       48,176       1,328           2.76%
                                            ----------------


                                            --------------------------------------------------------
                                                                  Euro Million
STOCKHOLDERS' EQUITY                        --------------------------------------------------------
AND LIABILITES                                June 30 '03     Dec 31'02           Variation
                                            --------------------------------------------------------
Stockholder's equity                                  8,620        8,043         577           7.17%
  Subscribed capital stock                            1,271        1,271
  Reserves                                            9,527        8,728         799           9.15%
  FX translation differences                         (3,054)      (3,226)        172           5.33%
  Income allocable to the controlling
   company                                              876        1,270        (394)        -31.02%
Minority interests                                    5,509        3,175       2,334          73.51%
Negative goodwill                                        13           13                       0.00%
Deferred revenues                                     1,423        1,356          67           4.94%
Provisions for contingencies and expenses             4,499        4,221         278           6.59%
Long term debt                                       19,917       19,786         131           0.66%
Current liabilities                                   9,523       11,582      (2,059)        -17.78%
TOTAL                                                49,504       48,176       1,328           2.76%
                                            ----------------

                          ENDESA S.A. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                  FOR THE PERIODS ENDED JUNE 30, 2003 AND 2002
                                   (Unaudited)


                                                            ------------------------------------------------
                                                                              Euro Million
                                                            ------------------------------------------------
                                                             June 30 '03   June 30 '02       Variation
                                                            ------------------------------------------------
OPERATING REVENUES                                                  7,976         8,496      (520)    -6.12%
  Sales                                                             7,762         8,221      (459)    -5.58%
  Expenses capitalized                                                 88           169       (81)   -47.93%
  Other operating revenues                                            126           106        20     18.87%

OPERATING EXPENSES                                                  6,334         6,909      (575)    -8.32%
  Purchases                                                         4,304         4,746      (442)    -9.31%
    Electricity purchased                                           2,769         3,208      (439)   -13.68%
    Raw materials and other supplies                                1,154         1,186       (32)    -2.70%
    Power transmission and other external expenses                    381           352        29      8.24%
  Personnel expenses                                                  583           626       (43)    -6.87%
  Depreciation and amortization                                       816           873       (57)    -6.53%
  Change in operating provisions                                       33            41        (8)   -19.51%
  Other operating expenses                                            598           623       (25)    -4.01%

OPERATING INCOME                                                    1,642         1,587        55      3.47%

FINANCIAL REVENUES                                                    494           403        91     22.58%
  Financial revenues                                                  138            97        41     42.27%
  Foreign exchange gains                                              269           259        10      3.86%
  Monetary adjustments                                                 87            47        40     85.11%

FINANCIAL EXPENSES                                                    841         1,721      (880)   -51.13%
  Financial expenses                                                  737           750       (13)    -1.73%
  Change in provisions for financial investments                        4             2         2    100.00%
  Foreign exchange losses                                             100           969      (869)   -89.68%

FINANCIAL INCOME (LOSS)                                              (347)       (1,318)      971     73.67%

  Equity in the income (loss)  of companies carried by the
   equity method                                                      (14)          (64)       50     78.13%
  Amortization of goodwill and reverse negative goodwill             (142)         (181)       39    -21.55%
ORDINARY INCOME (LOSS)                                              1,139            24     1,115   4645.83%

NON OPERATING INCOME (LOSS)                                           464           666      (202)   -30.33%

CONSOLIDATED INCOME BEFORE INCOME TAXES                             1,603           690       913    132.32%
  Income taxes                                                        374           120       254    211.67%

CONSOLIDATED INCOME FOR THE YEAR                                    1,229           570       659    115.61%
  Income allocated to minority interests                              353          (267)      620    232.21%

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY              876           837        39      4.66%
  Net income per share (expressed in euros)                          0.83          0.79      0.04      4.66%
                                                            --------------

--------------------------------------------------------------------------
Cash flow                                                           1,842         1,595       247     15.49%
EBITDA                                                              2,458         2,460        (2)    -0.08%
--------------------------------------------------------------------------

                          ENDESA S.A. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                                BY BUSINESS LINES
                       FOR THE PERIOD ENDED JUNE 30, 2003
                                   (Unaudited)
                             Amounts in Euro Million


                                                    DOMESTIC      LATAM      EUROPE        OTHER
                                                  ELECTRICITY  ELECTRICITY ELECTRICITY   BUSINESESS
 ------------------------------------------------ ------------ ----------- ----------- --------------
 OPERATING REVENUES                                     5,074       1,770       1,017            115
   Sales                                                4,966       1,725         981             90
   Expenses capitalized                                    58           9           8             13
   Other operating revenues                                50          36          28             12

 OPERATING EXPENSES                                     4,183       1,191         857            103
   Purchases                                            2,858         658         728             60
     Electricity purchased                              1,910         470         389
     Raw materials and other supplies                     696          78         336             44
     Power transmission and other external
      expenses                                            252         110           3             16
   Personnel expenses                                     415         122          36             10
   Depreciation and amortization                          536         210          55             15
   Change in operating provisions                          24           7                          2
   Other operating expenses                               350         194          38             16

 OPERATING INCOME                                         891         579         160             12

 FINANCIAL REVENUES                                        80         409           1              4
   Financial revenues                                      66          67           1              4
   Foreign exchange gains                                  14         255
   Monetary adjustments                                                87

 FINANCIAL EXPENSES                                       316         450          27             48
   Financial expenses                                     316         351          27             43
   Change in provisions for financial investments                       1                          3
   Foreign exchange losses                                             98                          2

 FINANCIAL INCOME (LOSS)                                 (236)        (41)        (26)           (44)

   Equity in the income (loss)  of companies
    carried by the equity method                            4           9          11            (38)
   Amortization of goodwill and reverse negative
    goodwill                                                          (83)        (46)           (13)
 ORDINARY INCOME (LOSS)                                   659         464          99            (83)

 NON OPERATING INCOME (LOSS)                              548         (79)         (1)            (4)

 CONSOLIDATED INCOME BEFORE INCOME TAXES                1,207         385          98            (87)
   Income taxes                                           274          78          42            (20)

 CONSOLIDATED INCOME FOR THE YEAR                         933         307          56            (67)
   Income allocated to minority interests                  18         303          29              3

 INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING
  COMPANY                                                 915           4          27            (70)
 ------------------------------------------------


 ------------------------------------------------
   Cash flow                                            1,013         611         195             23
   EBITDA                                               1,427         789         215             27
 ------------------------------------------------

                          ENDESA S.A. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                                    NATIONAL
                  FOR THE PERIODS ENDED JUNE 30, 2003 AND 2002
                                   (Unaudited)


DOMESTIC ELECTRICITY BUSINESS
------------------------------------------------------------------------------------------------------------
                                                                             Euro Million
                                                          --------------------------------------------------
                                                              June 30 '03    June 30 '02       Variation
                                                          --------------------------------------------------
OPERATING REVENUES                                                  5,074         5,292     (218)     -4.12%
  Sales                                                             4,966         5,217     (251)     -4.81%
  Expenses capitalized                                                 58            38       20      52.63%
  Other operating revenues                                             50            37       13      35.14%

OPERATING EXPENSES                                                  4,183         4,538     (355)     -7.82%
  Purchases                                                         2,858         3,304     (446)    -13.50%
    Electricity purchased                                           1,910         2,408     (498)    -20.68%
    Raw materials and other supplies                                  696           730      (34)     -4.66%
    Power transmission and other external expenses                    252           166       86      51.81%
  Personnel expenses                                                  415           409        6       1.47%
  Depreciation and amortization                                       536           527        9       1.71%
  Change in operating provisions                                       24            19        5      26.32%
  Other operating expenses                                            350           279       71      25.45%

OPERATING INCOME                                                      891           754      137      18.17%

FINANCIAL REVENUES                                                     80            54       26      48.15%
  Financial revenues                                                   66            12       54     450.00%
  Foreign exchange gains                                               14            42      (28)    -66.67%

FINANCIAL EXPENSES                                                    316           292       24       8.22%
  Financial expenses                                                  316           292       24       8.22%
  Foreign exchange losses

FINANCIAL INCOME (LOSS)                                              (236)         (238)       2       0.84%

  Equity in the income (loss)  of companies carried by the
   equity method                                                        4            24      (20)    -83.33%
  Amortization of goodwill and reverse negative goodwill                             (3)       3    -100.00%
ORDINARY INCOME (LOSS)                                                659           537      122      22.72%

NON OPERATING INCOME (LOSS)                                           548           873     (325)    -37.23%

CONSOLIDATED INCOME BEFORE INCOME TAXES                             1,207         1,410     (203)    -14.40%
  Income taxes                                                        274           239       35      14.64%

CONSOLIDATED INCOME FOR THE YEAR                                      933         1,171     (238)    -20.32%
  Income allocated to minority interests                               18             1       17    1700.00%

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY              915         1,170     (255)    -21.79%
                                                          ----------------

                                                          ----------------
  Cash flow                                                         1,013           700      313      44.71%
  EBITDA                                                            1,427         1,281      146      11.40%
                                                          ----------------

                          ENDESA S.A. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                                  LATIN AMERICA
                  FOR THE PERIODS ENDED JUNE 30, 2003 AND 2002
                                   (Unaudited)

LATIN AMERICAN ELECTRICITY  BUSINESS
-------------------------------------------------------------------------------------------------
                                                                   Euro Million
                                                 ------------------------------------------------
                                                   June 30 '03   June 30 '02       Variation
                                                 ------------------------------------------------
OPERATING REVENUES                                       1,770        2,283     (513)     -22.47%
  Sales                                                  1,725        2,123     (398)     -18.75%
  Expenses capitalized                                       9          113     (104)     -92.04%
  Other operating revenues                                  36           47      (11)     -23.40%

OPERATING EXPENSES                                       1,191        1,575     (384)     -24.38%
  Purchases                                                658          848     (190)     -22.41%
    Electricity purchased                                  470          626     (156)     -24.92%
    Raw materials and other supplies                        78           94      (16)     -17.02%
    Power transmission and other external
     expenses                                              110          128      (18)     -14.06%
  Personnel expenses                                       122          163      (41)     -25.15%
  Depreciation and amortization                            210          268      (58)     -21.64%
  Variation in operating provisions                          7           22      (15)     -68.18%
  Other operating expenses                                 194          274      (80)     -29.20%

OPERATING INCOME                                           579          708     (129)     -18.22%

FINANCIAL REVENUES                                         409          340       69       20.29%
  Financial revenues                                        67           79      (12)     -15.19%
  Foreign exchange gains                                   255          214       41       19.16%
  Monetary adjusments                                       87           47       40       85.11%

FINANCIAL EXPENSES                                         450        1,356     (906)     -66.81%
  Financial expenses                                       351          388      (37)      -9.54%
  Foreign exchange losses                                   98          968     (870)     -89.88%

FINANCIAL INCOME (LOSS)                                    (41)      (1,016)     975       95.96%

  Equity in the income (loss)  of companies
   carried by the equity method                              9            1        8      800.00%
  Amortization of goodwill                                 (83)        (112)      29      -25.89%
ORDINARY INCOME (LOSS)                                     464         (419)     883      210.74%

NON OPERATING INCOME (LOSS)                                (79)        (210)     131       62.38%

CONSOLIDATED INCOME BEFORE INCOME TAXES                    385         (629)   1,014      161.21%
  Income taxes                                              78          (73)     151      206.85%

CONSOLIDATED INCOME FOR THE YEAR                           307         (556)     863      155.22%
  Income allocated to minority interests                   303         (291)     594      204.12%

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING
 COMPANY                                                     4         (265)     269      101.51%
                                                 --------------

                                                 --------------
  Cash flow                                                611          720     (109)     -15.14%
  EBITDA                                                   789          976     (187)     -19.16%
                                                 --------------

                          ENDESA S.A. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                                     EUROPE
                  FOR THE PERIODS ENDED JUNE 30, 2003 AND 2002
                                   (Unaudited)

EUROPEAN ELECTRICITY BUSINESS
------------------------------------------------------------------------------------------------
                                                                    Euro Million
                                                     -------------------------------------------
                                                     June 30 '03  June 30 '02     Variation
                                                     -------------------------------------------
OPERATING REVENUES                                         1,017          784     233     29.72%
  Sales                                                      981          774     207     26.74%
  Expenses capitalized                                         8            2       6    300.00%
  Other operating revenues                                    28            8      20    250.00%

OPERATING EXPENSES                                           857          678     179     26.40%
  Purchases                                                  728          540     188     34.81%
    Electricity purchased                                    389          174     215    123.56%
    Raw materials and other supplies                         336          316      20      6.33%
    Power transmission and other external expenses             3           50     (47)   -94.00%
  Personnel expenses                                          36           38      (2)    -5.26%
  Depreciation and amortization                               55           57      (2)    -3.51%
  Variation in operating provisions
  Other operating expenses                                    38           43      (5)   -11.63%

OPERATING INCOME                                             160          106      54     50.94%

FINANCIAL REVENUES                                             1            2      (1)   -50.00%
  Financial revenues                                           1            2      (1)   -50.00%

FINANCIAL EXPENSES                                            27           31      (4)   -12.90%
  Financial expenses                                          27           31      (4)   -12.90%

FINANCIAL INCOME (LOSS)                                      (26)         (29)      3     10.34%

  Equity in the income (loss)  of companies carried
   by the equity method                                       11           11              0.00%
  Amortization of goodwill                                   (46)         (46)             0.00%
ORDINARY INCOME (LOSS)                                        99           42      57    135.71%

NON OPERATING INCOME (LOSS)                                   (1)         (10)      9     90.00%

CONSOLIDATED INCOME BEFORE INCOME TAXES                       98           32      66    206.25%
  Income taxes                                                42            5      37    740.00%

CONSOLIDATED INCOME FOR THE YEAR                              56           27      29    107.41%
  Income allocated to minority interests                      29           17      12     70.59%

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING
 COMPANY                                                      27           10      17    170.00%
                                                     ------------

                                                     ------------
  Cash flow                                                  195          120      75     62.50%
  EBITDA                                                     215          163      52     31.90%
                                                     ------------

                          ENDESA S.A. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                                OTHER BUSINESSES
                  FOR THE PERIODS ENDED JUNE 30, 2003 AND 2002
                                   (Unaudited)

OTHER BUSINESSES
-------------------------------------------------------------------------------------------------
                                                                   Euro Million
                                                  -----------------------------------------------
                                                   June 30 '03 June 30 '02         Variation
                                                  -----------------------------------------------
OPERATING REVENUES                                         115        137        (22)     -16.06%
  Sales                                                     90        107        (17)     -15.89%
  Expenses capitalized                                      13         16         (3)     -18.75%
  Other operating revenues                                  12         14         (2)     -14.29%

OPERATING EXPENSES                                         103        118        (15)     -12.71%
  Purchases                                                 60         54          6       11.11%
    Raw materials and other supplies                        44         46         (2)      -4.35%
    Power transmission and other external expenses          16          8          8      100.00%
  Personnel expenses                                        10         16         (6)     -37.50%
  Depreciation and amortization                             15         21         (6)     -28.57%
  Variation in operating provisions                          2                     2         N/A
  Other operating expenses                                  16         27        (11)     -40.74%

OPERATING INCOME                                            12         19         (7)     -36.84%

FINANCIAL REVENUES                                           4          7         (3)     -42.86%
  Financial revenues                                         4          4                   0.00%
  Foreign exchange gains                                                3         (3)    -100.00%

FINANCIAL EXPENSES                                          48         42          6       14.29%
  Financial expenses                                        43         39          4       10.26%
  Change in provisions for financial investments             3          2          1       50.00%
  Foreign exchange losses                                    2          1          1      100.00%

FINANCIAL INCOME (LOSS)                                    (44)       (35)        (9)     -25.71%

  Equity in the income (loss)  of companies
   carried by the equity method                            (38)      (100)        62       62.00%
  Amortization of goodwill                                 (13)       (20)         7      -35.00%
ORDINARY INCOME (LOSS)                                     (83)      (136)        53       38.97%

NON OPERATING INCOME (LOSS)                                 (4)        13        (17)    -130.77%

CONSOLIDATED INCOME BEFORE INCOME TAXES                    (87)      (123)        36       29.27%
  Income taxes                                             (20)       (51)        31       60.78%

CONSOLIDATED INCOME FOR THE YEAR                           (67)       (72)         5        6.94%
  Income allocated to minority interests                     3          6         (3)     -50.00%

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING
 COMPANY                                                   (70)       (78)         8       10.26%
                                                  -------------

                                                  -------------
  Cash flow                                                 23         55        (32)     -58.18%
  EBITDA                                                    27         40        (13)     -32.50%
                                                  -------------


                          ENDESA S.A. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                               ON A QUATERLY BASIS
                                   (Unaudited)


                                                        -------------------------------------------
                                                                       Euro Million
                                                        -------------------------------------------
                                                          2Q 2003     2Q 2002        Variation
                                                        ------------ ---------- -------------------
OPERATING REVENUES                                            3,962      4,048       (86)    -2.12%
  Sales                                                       3,835      3,847       (12)    -0.31%
  Expenses capitalized                                           46        131       (85)   -64.89%
  Other operating revenues                                       81         70        11     15.71%

OPERATING EXPENSES                                            3,184      3,308      (124)    -3.75%
  Purchases                                                   2,133      2,218       (85)    -3.83%
    Electricity purchased                                     1,389      1,490      (101)    -6.78%
    Raw materials and other supplies                            559        550         9      1.64%
    Power transmission and other external expenses              185        178         7      3.93%
  Personnel expenses                                            297        309       (12)    -3.88%
  Depreciation and amortization                                 422        426        (4)    -0.94%
  Change in operating provisions                                 20         18         2     11.11%
  Other operating expenses                                      312        337       (25)    -7.42%

OPERATING INCOME                                                778        740        38      5.14%

FINANCIAL REVENUES                                              260        274       (14)    -5.11%
  Financial revenues                                             80         34        46    135.29%
  Foreign exchange gains                                        139        211       (72)   -34.12%
  Monetary adjustments                                           41         29        12     41.38%

FINANCIAL EXPENSES                                              420        723      (303)   -41.91%
  Financial expenses                                            382        374         8      2.14%
  Change in provisions for financial investments                  4          1         3    300.00%
  Foreign exchange losses                                        34        348      (314)   -90.23%

FINANCIAL INCOME (LOSS)                                        (160)      (449)      289     64.37%

  Equity in the income (loss)  of companies carried by
   the equity method                                             (1)       (15)       14     93.33%
  Amortization of goodwill and reverse negative goodwill        (68)       (91)       23    -25.27%
ORDINARY INCOME (LOSS)                                          549        185       364    196.76%

NON OPERATING INCOME (LOSS)                                     (64)       (13)      (51)  -392.31%

CONSOLIDATED INCOME BEFORE INCOME TAXES                         485        172       313    181.98%
  Income taxes                                                   73         55        18     32.73%

CONSOLIDATED INCOME FOR THE YEAR                                412        117       295    252.14%
  Income allocated to minority interests                        205         47       158    336.17%

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY        207         70       137    195.71%

--------------------------------------------------------
Cash flow                                                       851        865       (14)    -1.62%
EBITDA                                                        1,200      1,166        34      2.92%
--------------------------------------------------------

                          ENDESA S.A. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                          DOMESTIC ELECTRICITY BUSINESS
                               ON A QUATERLY BASIS
                                   (Unaudited)

DOMESTIC ELECTRICITY BUSINESS
--------------------------------------------------------------------------------------------------
                                                                      Euro Million
                                                       -------------------------------------------
                                                         2Q 2003     2Q 2002        Variation
                                                       ----------- ----------- -------------------
OPERATING REVENUES                                          2,556       2,481        75      3.02%
  Sales                                                     2,496       2,440        56      2.30%
  Expenses capitalized                                         33          21        12     57.14%
  Other operating revenues                                     27          20         7     35.00%

OPERATING EXPENSES                                          2,125       2,153       (28)    -1.30%
  Purchases                                                 1,440       1,519       (79)    -5.20%
    Electricity purchased                                     984       1,093      (109)    -9.97%
    Raw materials and other supplies                          338         340        (2)    -0.59%
    Power transmission and other external expenses            118          86        32     37.21%
  Personnel expenses                                          207         198         9      4.55%
  Depreciation and amortization                               280         263        17      6.46%
  Change in operating provisions                               17           4        13    325.00%
  Other operating expenses                                    181         169        12      7.10%

OPERATING INCOME                                              431         328       103     31.40%

FINANCIAL REVENUES                                             29          45       (16)   -35.56%
  Financial revenues                                           39           4        35    875.00%
  Foreign exchange gains                                      (10)         41       (51)  -124.39%

FINANCIAL EXPENSES                                            162         140        22     15.71%
  Financial expenses                                          162         144        18     12.50%
  Foreign exchange losses                                                  (4)        4   -100.00%

FINANCIAL INCOME (LOSS)                                      (133)        (95)      (38)   -40.00%

  Equity in the income (loss)  of companies carried by
   the equity method                                            2          14       (12)   -85.71%
  Amortization of goodwill and reverse negative
   goodwill                                                                (2)        2   -100.00%
ORDINARY INCOME (LOSS)                                        300         245        55     22.45%

NON OPERATING INCOME (LOSS)                                   (57)          6       (63) -1050.00%

CONSOLIDATED INCOME BEFORE INCOME TAXES                       243         251        (8)    -3.19%
  Income taxes                                                 21          83       (62)   -74.70%

CONSOLIDATED INCOME FOR THE YEAR                              222         168        54     32.14%
  Income allocated to minority interests                       16                    16       N/A

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING
 COMPANY                                                      206         168        38     22.62%


-------------------------------------------------------
  Cash flow                                                   587         404       183     45.30%
  EBITDA                                                      711         591       120     20.30%
-------------------------------------------------------

                          ENDESA S.A. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                       LATINAMERICAN ELECTRICITY BUSINESS
                               ON A QUATERLY BASIS

LATIN AMERICAN ELECTRICITY  BUSINESS
----------------------------------------------------------------------------------------------
                                                                    Euro Million
                                                       ---------------------------------------
                                                        2Q 2003  2Q 2002       Variation
                                                       --------- -------- --------------------
OPERATING REVENUES                                          898    1,144      (246)    -21.50%
  Sales                                                     881    1,016      (135)    -13.29%
  Expenses capitalized                                       (4)      94       (98)   -104.26%
  Other operating revenues                                   21       34       (13)    -38.24%

OPERATING EXPENSES                                          610      771      (161)    -20.88%
  Purchases                                                 332      418       (86)    -20.57%
    Electricity purchased                                   244      310       (66)    -21.29%
    Raw materials and other supplies                         36       46       (10)    -21.74%
    Power transmission and other external expenses           52       62       (10)    -16.13%
  Personnel expenses                                         66       84       (18)    -21.43%
  Depreciation and amortization                             107      124       (17)    -13.71%
  Variation in operating provisions                           2       14       (12)    -85.71%
  Other operating expenses                                  103      131       (28)    -21.37%

OPERATING INCOME                                            288      373       (85)    -22.79%

FINANCIAL REVENUES                                          228      222         6       2.70%
  Financial revenues                                         38       26        12      46.15%
  Foreign exchange gains                                    149      167       (18)    -10.78%
  Monetary adjusments                                        41       29        12      41.38%

FINANCIAL EXPENSES                                          221      545      (324)    -59.45%
  Financial expenses                                        187      193        (6)     -3.11%
  Foreign exchange losses                                    33      352      (319)    -90.63%

FINANCIAL INCOME (LOSS)                                       7     (323)      330     102.17%

  Equity in the income (loss)  of companies carried by
   the equity method                                          4        2         2     100.00%
  Amortization of goodwill and reverse negative
   goodwill                                                 (38)     (56)       18     -32.14%
ORDINARY INCOME (LOSS)                                      261       (4)      265    6625.00%

NON OPERATING INCOME (LOSS)                                  (7)     (28)       21      75.00%

CONSOLIDATED INCOME BEFORE INCOME TAXES                     254      (32)      286     893.75%
  Income taxes                                               51        5        46     920.00%

CONSOLIDATED INCOME FOR THE YEAR                            203      (37)      240     648.65%
  Income allocated to minority interests                    180       45       135     300.00%

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING
 COMPANY                                                     23      (82)      105     128.05%


  Cash flow                                                 181      394      (213)    -54.06%
  EBITDA                                                    395      497      (102)    -20.52%

                          ENDESA S.A. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                          EUROPEAN ELECTRICITY BUSINESS
                               ON A QUATERLY BASIS

EUROPEAN ELECTRICITY  BUSINESS
----------------------------------------------------------------------------------------------
                                                                   Euro Million
                                                     -----------------------------------------
                                                      2Q 2003    2Q 2002        Variation
                                                     ---------- ---------- -------------------
OPERATING REVENUES                                         431        354        77     21.75%
  Sales                                                    399        346        53     15.32%
  Expenses capitalized                                       5          1         4    400.00%
  Other operating revenues                                  27          7        20    285.71%

OPERATING EXPENSES                                         378        332        46     13.86%
  Purchases                                                313        262        51     19.47%
    Electricity purchased                                  161         87        74     85.06%
    Raw materials and other supplies                       150        148         2      1.35%
    Power transmission and other external expenses           2         27       (25)   -92.59%
  Personnel expenses                                        18         19        (1)    -5.26%
  Depreciation and amortization                             27         28        (1)    -3.57%
  Other operating expenses                                  20         23        (3)   -13.04%

OPERATING INCOME                                            53         22        31    140.91%

FINANCIAL REVENUES                                                      2        (2)  -100.00%
  Financial revenues                                                    2        (2)  -100.00%

FINANCIAL EXPENSES                                          13         17        (4)   -23.53%
  Financial expenses                                        13         17        (4)   -23.53%

FINANCIAL INCOME (LOSS)                                    (13)       (15)        2     13.33%

  Equity in the income (loss)  of companies carried
   by the equity method                                      3          4        (1)   -25.00%
  Amortization of goodwill and reverse negative
   goodwill                                                (23)       (23)               0.00%
ORDINARY INCOME (LOSS)                                      20        (12)       32    266.67%

NON OPERATING INCOME (LOSS)                                           (10)       10    100.00%

CONSOLIDATED INCOME BEFORE INCOME TAXES                     20        (22)       42    190.91%
  Income taxes                                              11        (14)       25    178.57%

CONSOLIDATED INCOME FOR THE YEAR                             9         (8)       17    212.50%
  Income allocated to minority interests                     7         (2)        9    450.00%

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING
 COMPANY                                                     2         (6)        8    133.33%


  Cash flow                                                 73         26        47    180.77%
  EBITDA                                                    80         50        30     60.00%

                          ENDESA S.A. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                                OTHER BUSINESSES
                               ON A QUATERLY BASIS

OTHER BUSINESSES
---------------------------------------------------------------------------------------------------
                                                                       Euro Million
                                                        -------------------------------------------
                                                           2Q 2003     2Q 2002        Variation
                                                        ---------- ----------- --------------------
OPERATING REVENUES                                             77          69         8      11.59%
  Sales                                                        59          45        14      31.11%
  Expenses capitalized                                         12          15        (3)    -20.00%
  Other operating revenues                                      6           9        (3)    -33.33%

OPERATING EXPENSES                                             71          52        19      36.54%
  Purchases                                                    48          19        29     152.63%
    Raw materials and other supplies                           35          16        19     118.75%
    Power transmission and other external expenses             13           3        10     333.33%
  Personnel expenses                                            6           8        (2)    -25.00%
  Depreciation and amortization                                 8          11        (3)    -27.27%
  Other operating expenses                                      8          14        (6)    -42.86%

OPERATING INCOME                                                6          17       (11)    -64.71%

FINANCIAL REVENUES                                              3           5        (2)    -40.00%
  Financial revenues                                            3           2         1      50.00%
  Foreign exchange gains                                                    3        (3)   -100.00%

FINANCIAL EXPENSES                                             24          21         3      14.29%
  Financial expenses                                           20          20                 0.00%
  Change in provisions for financial investments                3           1         2     200.00%
  Foreign exchange losses                                       1                     1        N/A

FINANCIAL INCOME (LOSS)                                       (21)        (16)       (5)    -31.25%

  Equity in the income (loss)  of companies carried by
   the equity method                                          (10)        (35)       25      71.43%
  Amortization of goodwill and reverse negative goodwill       (7)        (10)        3     -30.00%
ORDINARY INCOME (LOSS)                                        (32)        (44)       12      27.27%

NON OPERATING INCOME (LOSS)                                                19       (19)   -100.00%

CONSOLIDATED INCOME BEFORE INCOME TAXES                       (32)        (25)       (7)    -28.00%
  Income taxes                                                (10)        (19)        9      47.37%

CONSOLIDATED INCOME FOR THE YEAR                              (22)         (6)      (16)   -266.67%
  Income allocated to minority interests                        2           4        (2)    -50.00%

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY      (24)        (10)      (14)   -140.00%


  Cash flow                                                    10          41       (31)    -75.61%
  EBITDA                                                       14          28       (14)    -50.00%

                          ENDESA S.A. AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                  FOR THE PERIODS ENDED JUNE 30, 2003 AND 2002

                                                                     (Unaudited)

                                                 ----------------------------------------------------
                                                                     Euro Million
                                                 ----------------------------------------------------
FUNDS OBTAINED FROM                                June 30 '03    June 30 '02         Variation
                                                 -------------- ------------- -----------------------
 Operations                                              1,842         1,595         247       15.49%
                                                                ------------- -----------------------
 Disposal of consolidated companies                                    1,684      (1,684)    -100.00%
                                                                ------------- -----------------------
 Sale of fixed assets                                    2,355           107       2,248     2100.93%
                                                                ------------- -----------------------
 Disposal of shares of the controlling company             138            (3)        141         N/A
                                                                ------------- -----------------------
 Repayment or transfers to short-term of
  financial investment                                      82           101         (19)     -18.81%
                                                                ------------- -----------------------
 Capital subsidies and deferred revenues                    85           131         (46)     -35.11%
                                                                ------------- -----------------------
 Contributions by minority interests and holders
  of parent company                                      1,968                     1,968         N/A
                                                                ------------- -----------------------

                                                                ------------- -----------------------
TOTAL FUNDS OBTAINED                                     6,470         3,615       2,855       78.98%
                                                 -------------- ------------- -----------------------


                                                 ----------------------------------------------------

                                                 ----------------------------------------------------
FUNDS  USED FOR                                   June 30 '03    June 30 '02         Variation
                                                 -------------- ------------- -----------------------
 Intangible assets and utility plant                       848           784          64        8.16%
                                                                ------------- -----------------------
 Financial investments                                      98           410        (312)     -76.10%
                                                                ------------- -----------------------
 Acquisition of shares of the consolidated
  companies                                                 15           127        (112)     -88.19%
                                                                ------------- -----------------------
 Dividends of the controlling company                      443           443                    0.00%
                                                                ------------- -----------------------
 Debt execution costs                                       98                        98         N/A
                                                                ------------- -----------------------
 Capital reduction of the controlling company and
  dividends allocated to minority interests                 68           110         (42)     -38.18%
                                                                ------------- -----------------------
 Net change of debt                                      3,845         1,327       2,518      189.75%
                                                                ------------- -----------------------
 Provisions for contingencies and expenses                 260           176          84       47.73%
                                                                ------------- -----------------------
TOTAL FUNDS USED                                         5,675         3,377       2,298       68.05%
                                                 -------------- ------------- -----------------------


                                                 -------------- -------------
INCREASE IN WORKING CAPITAL                                795           238
DECREASE IN WORKING CAPITAL
                                                 -------------- -------------

    Consolidated Balance by business line for the period ended June 30, 2003

                                                                                                            Euro Million
                                                                                                            ------------

                                                                                                               Total
                                                                     Other     Latin  Corporate Adjustments Consolidated
                  Generation Distribution Supply Services Europe  Businesses  America Structure
Intangible Assets        29          149     26       46     40         131       87        25         -29          504
Utility plant         8,230        6,410      8       57  2,398         379    8,991        17         331       26,821
Financial
 investments          1,011        1,298    115      186    444       1,558    1,281    37,684     -36,895        6,682
Goodwill                  0            9      0        0  1,675         431    2,554         0          -9        4,660
Deferred charges         24          150      1        0      0           1      210       758        -389          755
Current assets        1,274        1,233    528       43    430         391    3,505     6,703      -4,025       10,082
  TOTAL              10,568        9,249    678      332  4,987       2,891   16,628    45,187     -41,016       49,504

Stockholder's
 equity               4,322        1,749     42       89  1,473         176    2,183    19,143     -20,557        8,620
Minority interests        0           12      0        2  1,159          49    2,698         0       1,589        5,509
Negative goodwill        27           68      0        0      0           3       17         0        -102           13
Deferred revenues       100        1,057      1       45      2         119      147        31         -79        1,423
Provisions for
 contingencies and
 expenses             1,192        1,761     35      116    128          68      823       352          24        4,499
Long term debt        3,492        2,214    208        3    573       1,888    8,275    21,386     -18,122       19,917
Current
 liabilities          1,435        2,388    392       77  1,652         588    2,485     4,275      -3,769        9,523
  TOTAL              10,568        9,249    678      332  4,987       2,891   16,628    45,187     -41,016       49,504

    Statement of Income by business line for the period ended June 30, 20023

  Euro Million
                                                                  Other      Latin   Corporate                Total
                 Generation Distribution Supply Services Europe  Businesses  America Structure Adjustments Consolidated
Revenues             1,883        2,597    730      106    981          90    1,725       239        -589        8,221
Other operating
 revenues               37           78     22        0     36          25       45         5         -34          275
Purchases             -783       -1,609   -453        3   -725         -44     -548       -57         293       -4,394
Other external
 expenses             -191         -381   -246      -73    -41         -32     -304       -41         330         -975
Personnel
 expenses             -164         -178    -18      -20    -36         -10     -122       -35           0         -626
Depreciation and
 amortization +
 changes in
 provisions           -334         -195     -4      -11    -55         -17     -217       -16           0         -914
Operating income
 (loss)                448          312     31        5    160          12      579        95           0        1,587
Financial Income
 (Loss)                -74          -85     -4        0    -26         -44      -41       -73           0       -1,318
Income from
 equity method           0            0      0        0    -35         -51      -74         4           0         -245
Nonoperating
 income (Loss)          11          473     -8        1     -1          -4      -79        71           0          666
Income before
 taxes                 385          700     19        6     98         -87      385        97           0          690
Income Taxes          -120         -101     -6       -1    -42          20      -78       -46           0         -120
Minority
 interests               0           -2      0        0    -29          -3     -303       -16           0          267
NET INCOME (*)         265          597     13        5     27         -70        4        35           0          837



(*) Before allocation of Corporate Structure's financial expenses to the businesses.

                          ENDESA S.A. AND SUBSIDIARIES
                      PROFORMA CONSOLIDATED BALANCE SHEETS
                            ENERSIS BY EQUITY METHOD
                               AS OF JUNE 30, 2003
                                   (Unaudited)
                                                          Euro Million
                                                       ---------------

    ASSETS                                                   30.06.03
                                                       ---------------
    Utility plant and intangible assets                        18,487
    Financial investments                                       7,881
    Goodwill                                                    3,221
    Deferred charges                                              551
    Current assets                                              7,524
    TOTAL                                                      37,664
                                                       ---------------


    STOCKHOLDERS' EQUITY
    AND LIABILITES                                           30.06.03
                                                       ---------------
    Stockholder's equity                                        8,620
      Subscribed capital stock                                  1,271
      Reserves                                                  9,527
      FX translation differences                               (3,054)
      Income allocable to the controlling company                 876
    Minority interests                                          2,823
    Negative goodwill                                              13
    Deferred revenues                                           1,313
    Provisions for contingencies and expenses                   3,995
    Long term debt                                             13,585
    Current liabilities                                         7,315
    TOTAL                                                      37,664
                                                       ---------------

                    ENDESA S.A. AND CONSOLIDATED SUBSIDIARIES
                              FINANCIAL INVESTMENTS
                           (ENERSIS BY EQUITY METHOD)
                               AS OF JUNE 30, 2003
                                   (Unaudited)



                                                                                                            Euro Million
                                                                                                        ----------------
                                                                                                                 Balance
 GOODWILL OF GLOBAL CONSOLIDATED COMPANIES               1,421  LONG TERM INVESTMENTS IN SECURITIES                 281
                                                                Nueva Nuinsa, S.L.                                   65
 Endesa Holding Italia                                   1,421  Euskaltel                                            29
                                                                Teneguia Gestion Financiera S.L.                     20
 INVESTMENTS CARRIED OUT BY EQUITY METHOD AND GOODWILL   5,202  AIE Asco - Vandellos                                 16
 Enersis                                                 2,246  Lyonnaise D'eaux                                     14
 Auna                                                    1,035  DS2                                                  13
 Snet                                                      433  Minas y Ferrocarriles de Utrillas                     9
 Luz de Bogota (Codensa)                                   322  Minas Gargallo                                        8
 Capital de Energia (Emgesa)                               263  Ecasa                                                 8
 Smartcom                                                  239  Dicogexsa                                             6
 Aguas de Barcelona                                        114  Reganosa                                              4
 Investluz                                                 107  Fondos Inversion Enertch                              3
 Cerj                                                       92  Other                                                86
 Tejo                                                       53
 Cien                                                       49  LOANS                                             1,432
 Red Electrica de Espana, S.A.  (REE)                       25  Endesa's Tariff Deficit                             577
 Distrilima (Edelnor)                                       25  Guarantees and deposits                             315
 Central Termoelectrica de Fortaleza                        24  Fixed income securities                             100
 CPE                                                        21  Endesa's Extrapeninsular Tariff Deficit              97
 Pangue                                                     15  Loans to personnel                                   94
 Edesur                                                     14  Elcogas                                              70
 Cepm                                                       13  Loans to Ecyr subsidiaries                           40
 Yacilec                                                    11  Auna                                                 29
 ENDITEL I                                                   9  Emesa                                                22
 Cia Eolica Tierras Altas                                    8  Enditel I                                            13
 Coelce                                                      7  Megasa                                               12
 Cemsa                                                       6  Gas Alicante                                          7
 Tirme                                                       6  Soprolif                                              5
 P.E. Sierra del Madero                                      5  Other                                                51
 P.E. Capelada                                               4
 P.E. Barbanza                                               4  Advanced tax and tax credit  and other            2,766
 Sdad Eolica de Andalucia                                    4
 Sdad Termica Portuguesa                                     4  TOTAL FINANCIAL INVESTMENTS and GOODWILL         11,102
 Meridional de Gas                                           4
 T.P. Sociedade Termica Portuguesa                           4
 Other                                                      36

 MAIN COMPANIES CONSOLIDATED BY GLOBAL INTEGRATION METHOD AS OF JUNE 30TH, 2003

            [GRAPHIC OF CHART OMITTED, PLEASE SEE SUPPLEMENTAL PDF]

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    ENDESA, S.A.

Dated: July 30th, 2003     By: /s/ Jacinto Parinete
                              --------------------------------------------
                           Name: Jacinto Pariente
                           Title: Manager of North America Investor Relations